February 19, 2004

VIA SEDAR

Alberta Securities Commission
British Columbia Securities Commission
The Manitoba Securities Commission
Office of the Administrator, New Brunswick
Securities Commission of Newfoundland
Nova Scotia Securities Commission
Ontario Securities Commission
Registrar of Securities, Prince Edward Island
Commission des valeurs mobilières du Québec
Saskatchewan Securities Commission
The Toronto Stock Exchange

Dear Sirs:

Re: Russel Metals Inc.

            Please be advised of the following dates in connection with our Annual and Special Meeting of Shareholders.

DATE OF MEETING:	April 26, 2004
RECORD DATE FOR NOTICE:	March 16, 2004
RECORD DATE FOR VOTING:	March 16, 2004
BENEFICIAL OWNERSHIP DETERMINATION DATE:	March 16, 2004
MATERIAL MAIL DATE:	April 5, 2004
SECURITIES ENTITLED TO VOTE:	Common CUSIP 781903604
ROUTINE BUSINESS ONLY:	No

Yours very truly,

(Signed) Elaine G. Hillis

ELAINE G. HILLIS
Assistant Corporate Secretary

1900 Minnesota Court, Suite 210 Mississauga, Ontario L5N 3C9